Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Entrée Resources Ltd. (the “Company” or “Entrée”)
Suite 1650 – 1066 West Hastings Street
Vancouver, BC V6E 3X1

Item 2.	Date of Material Change

February 5, 2018

Item 3.	News Release

The News Release dated February 5, 2018 (the “News Release”) was disseminated via Cision Ltd. to the Canadian and U.S. Investor Network.

Item 4.	Summary of Material Change

On February 5, 2018, the Company announced the appointment of Mr. Mark Bailey to the role of Non-Executive Chairman of the Board. Mr. Bailey succeeds The Rt. Honourable Lord Howard of Lympne, who is retiring from his position as a director and Non-Executive Chairman of the Board. Lord Howard will remain involved with the Company as an advisor. The Company also announced the appointment of Dr. Michael Price to the Board as an independent director.

Item 5.	Full Description of Material Change

5.1       Full Description of Material Change

On February 5, 2018, the Company announced the appointment of Mr. Mark Bailey to the role of Non-Executive Chairman of the Board effective immediately. Mr. Bailey succeeds The Rt. Honourable Lord Howard of Lympne, who is retiring from his position as a director and Non-Executive Chairman of the Board. Lord Howard will remain involved with the Company as an advisor.

Mr. Bailey is a mining executive and registered professional geologist with over 40 years of industry experience. Between 1995 and 2012, he was the President and Chief Executive Officer of Minefinders Corporation Ltd., a precious metals mining company that operated the multi-million ounce Dolores gold and silver mine in Mexico prior to being acquired by Pan American Silver Corp. Before joining Minefinders, Mr. Bailey held several senior positions in the mining industry. Mr. Bailey has been an independent director of Entrée since 2002.

Stephen Scott, Entrée’s President & CEO commented, “We would like to thank Lord Howard for his commitment and contribution towards the success of Entrée in his role as Non-Executive Deputy Chairman from 2007-2013 and Non-Executive Chairman since 2013. Going forward, the Company expects to continue to benefit from Lord Howard’s experience and relationships, particularly in Mongolia, which represent an invaluable resource for Entrée.”

Entrée also announced that it has appointed Dr. Michael Price to its Board of Directors. Dr. Price has over 35 years of experience in mining and mining finance. He is currently a Non-Executive Director of Eldorado Gold Corp. and Asanko Gold Inc., and is the London Representative of Resource Capital Funds. During his career, Mr. Price has served as Managing Director, Joint Global Head of Mining and Metals, Barclays Capital, Managing Director, Global Head of Mining and Metals, Societe Generale and Head of Resource Banking and Metals Trading, NM Rothschild and Sons. Dr. Price has B.Sc. and Ph.D. qualifications in Mining Engineering from University College Cardiff.

5.2       Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Susan McLeod, Vice President, Legal Affairs
604.687.4777

Item 9.	Date of Report

Dated at Vancouver, BC, this 5th day of February 2018.